UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                  SCHEDULE 13G
                                  ------------
                    Under the Securities Exchange Act of 1934

                                Amendment No. 11

                             RALSTON PURINA COMPANY
                             ----------------------
                                (Name of Issuer)

               Ralston Purina Company Common Stock, $.10 par value
                          (Title of Class of Securities)

                                   751 277 302
                                   -----------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

Rule  13d-1(b):          Yes

Rule  13d-1(c):          No

Rule  13d-1(d):          No

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.     NAME  OF  REPORTING PERSON SSN or IRS IDENTIFICATION NO. OF ABOVE PERSON:

       Ralston  Purina  Benefits  Policy  Board  ("BPB").

2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP:

       Not  applicable.

3.     SEC  USE  ONLY:

4.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:

     BPB is an unincorporated committee consisting of employees of the Issuer with fiduciary responsibility for the administration of the Issuer's Savings Investment Plan (the "SIP"), a 401K plan and its associated trust in which shares of the Issuer's Common Stock are held.

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

5.     SOLE  VOTING  POWER:          0

6.     SHARED  VOTING  POWER:     0

7.     SOLE  DISPOSITIVE  POWER:     0




8.     SHARED  DISPOSITIVE POWER:

     10,233,210 shares of Issuer's Common Stock are allocated to participant accounts under the Plan. The BPB has authority to make amendments to the Plan, which amendments may include the deletion of the Ralston ESOP Common Stock Fund, which holds shares of the Issuer's Common Stock as an investment fund of the Plan. If such an amendment were adopted, the Trustee for the SIP would be required to sell or otherwise dispose of shares of such stock held with respect to such Fund and transfer the proceeds to other accounts established on behalf of the participants.

     Dividends with respect to shares of the Issuer's Common Stock held in the Ralston ESOP Common Stock Fund of the SIP are reinvested in such Fund for additional allocation to participants' accounts. By the terms of the SIP, the shares of stock allocated to participant accounts may only be distributed to participants upon retirement or other termination of employment or, in certain limited circumstances, hardship withdrawals. Participants have a complete right of diversification with respect to accounts in the Ralston ESOP Common Stock Fund. Upon any participant election to transfer accounts from the Ralston ESOP Common Stock Fund, shares of the Issuer's Common Stock may be sold and the proceeds thereof transferred to other investment funds of the SIP.

9.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING     PERSON:

       10,233,210 shares of the Issuer's Common Stock allocated to participant accounts under the SIP. Reporting Person disclaims beneficial ownership of all such shares pursuant to Rule 13d-4.

10.     CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

        Not  applicable.

11.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9:

        3.3%  of  outstanding  RAL  Stock.

12.     TYPE  OF  REPORTING  PERSON:

        EP

SCHEDULE  13G
- -------------
Item  1.

(a)     Name  of  Issuer:  Ralston  Purina  Company

(b)     Address  of  Issuer's  Principal  Executive  Offices:
        Checkerboard  Square,  St.  Louis,  MO  63164

Item  2.

(a)     Name  of  Person  Filing:  BPB

(b)     Address  of  Principal  Business  Office  or,  if  none,  Residence:
        Checkerboard  Square,  St.  Louis,  MO  63164

(c)     Citizenship:     See  responses  to  Item  4  on  Cover  Sheets

(d)     Title  of  Class  of  Securities:     Common  Stock,  $.10  par  value

(e)     CUSIP  Number:  751  277  302

Item  3.     If  this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b),
             -------------------------------------------------------------------
             check  whether  the  person  filing  is  a:
             -------------------------------------------

(a)     Broker  or  Dealer  registered  under  Section  15  of  the  Act:  No

(b)     Bank  as  defined  in  section  3(a)(6)  of  the  Act:  No

(c)     Insurance  Company  as  defined  in  section  3(a)(19)  of  the Act:  No

(d)     Investment  Company registered under section 8 of the Investment Company
Act:                No

(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940: No

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
Section  240.  13d-1(b)(1)(ii)(F):  Yes

(g) Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7): No

(h)     Group,  in  accordance  with  Section  240.  13d-1(b)(l)(ii)(H):  No

Item  4.     Ownership
             ---------

(a)     Amount  Beneficially  Owned:  See  Response  to  Item  9  on Cover Sheet

(b)     Percent  of  Class:       See  Response  to  Item  11  on  Cover  Sheet

(c)     Number  of  shares  as  to  which  such  person  has:

     (i)     sole  power  to  vote  or  to direct the vote:                   0
     (ii)    shared  power  to vote or to direct the vote:                    0
     (iii)   sole power to dispose or to direct the disposition of:           0
     (iv)    shared  power  to  dispose  or  to  direct  the  disposition  of:
             See  response  to  Item  8  on  Cover  Sheet

Item  5.     Ownership  of  Five  Percent  or  Less  of  a  Class
             ----------------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five  percent  of  the  class  of  securities,  check  the  following:     [x]

Item  6.     Ownership  of  More  than Five Percent on Behalf of Another Person.
             -------------------------------------------------------------------

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     Not  applicable.

Item  7.     Identification  and Classification of the Subsidiary Which Acquired
             -------------------------------------------------------------------
             the  Security  Being  Reported  on  By  the  Parent  Holding
             -------------------------------------------------------------------
             Company
             -------

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     Not  applicable.

Item  8.     Identification  and  Classification  of  Members  of  the  Group
             ----------------------------------------------------------------

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

     Not  applicable.

Item  9.     Notice  of  Dissolution  of  Group
             ----------------------------------

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not  applicable.

Item  10.  Certification
           -------------

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February  14,  2001

Signature:


 /s/ C. S. Sommer
- --------------------------
C.  S.  Sommer,  Secretary
Ralston  Purina  Benefits  Policy  Board